BP 3/7

SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 3 2003
WASH. D.C.
181

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

03013091

3-6

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50248

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RRZ PUBLIC MARKETS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20206 Route 19, Suite 300
(No. and Street)

Cranberry Township, PA 16066
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Eileen C. Valotta 724-742-4700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

One Mellon Bank Center	Pittsburgh	PA	15219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eileen C. Valotta, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RRZ Public Markets, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notarial Seal
Tina V. Wilson, Notary Public
Cranberry Twp., Butler County
My Commission Expires Nov. 12, 2006
Member, Pennsylvania Association Of Notaries

T. V. Wilson
Notary Public

Eileen C. Valotta
Signature

Treasurer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

RRZ PUBLIC MARKETS, INCORPORATED

Statement of Financial Condition

December 31, 2002

(With Independent Auditors' Report Thereon)

KPMG

One Mellon Center
Pittsburgh, PA 15219

Telephone 412 391 9710
Fax 412 391 8963

Independent Auditors' Report

The Board of Directors and Shareholders
RRZ Public Markets, Incorporated:

We have audited the accompanying statement of financial condition of RRZ Public Markets, Incorporated (the Company) as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of RRZ Public Markets, Incorporated as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Pittsburgh, Pennsylvania
February 7, 2003

RRZ PUBLIC MARKETS, INCORPORATED

Statement of Financial Condition

December 31, 2002

Assets

Cash and cash equivalents (note 3)	$	437,580
Underwriting management fee receivable		59,805
Securities owned (at market value)		14,154
NASD stock (at cost) (note 4)		35,700
Other assets		218
	$	547,457

Liabilities and Shareholders' Equity

Due to dealer – Securities failed to receive		7,898
Accounts payable and accrued expenses		39,559
		47,457
Commitments (note 6)		
Shareholders' equity (note 7):		
Class A common stock, $1.00 par value. Authorized 1,000,000 shares; issued 350,000 shares		350,000
Class B common stock (nonvoting), $1.00 par value. Authorized 500,000 shares; issued 150,000 shares		150,000
		500,000
	$	547,457

See accompanying notes to statement of financial condition.

RRZ PUBLIC MARKETS, INCORPORATED

Notes to Statement of Financial Condition

December 31, 2002

(1) Summary of Significant Accounting Policies

(a) Nature of Operations

RRZ Public Markets, Incorporated (the Company) is a registered broker and dealer in securities under the Securities and Exchange Act of 1934, dealing primarily in municipal underwritings.

The following is a summary of significant accounting policies followed by the Company.

(b) Income Taxes

The Company has elected to be taxed as a S Corporation under the Internal Revenue Code and Pennsylvania Corporate Net Income Tax law. No federal or state income taxes are provided, since any income tax liability is that of the individual shareholders, not of the Company.

(c) Use of Estimates

The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and accompanying notes. Actual results could differ from those estimates. Generally accepted accounting principles also require disclosure of contingent assets and liabilities at the date of the financial statement.

(2) Related Party Transactions

Transactions between the Company and two affiliates, Innovative Document Printing and Warner Asset Management, entities under common control, are included in the statement of financial condition.

The Company entered into a lease agreement for certain computer equipment with Innovative Document Printing. Future minimum lease payments to Innovative Document Printing are $32,112 per year. The lease agreement expires on January 1, 2003.

The Company entered into an agreement with Warner Asset Management whereby Warner Asset Management utilizes the services of Company employees to provide certain administrative services for Warner Asset Management. Under the agreement, Warner Asset Management is charged a monthly rate of $50 for such services.

(3) Cash Segregated Under Federal Regulations

Cash of $2,963 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

(4) NASD Stock

The Company purchased stock issued by the NASD. The stock is nonmarketable and is recorded at cost, the carrying value. The carrying value of the stock approximates fair value due to the stock's redemption provisions.

(5) Distribution Agreement

On October 23, 2001, the Company entered into an agreement with JP Morgan Securities, Inc. (JPMSI), whereby JPMSI would serve as the distribution agent for municipal securities underwritten by the Company. Under the terms of the agreement, the Company and JPMSI equally split the net profit (as defined in the agreement) realized from securities distributed by JPMSI from such underwriting.

(6) Lease Commitments

The Company is committed to lease office space and certain furniture and equipment under operating lease agreements expiring at various times through 2004. The aggregate amount of future minimum lease payments for all current leases is $176,533, exclusive of payments for the option periods contained in the office space lease. If both option terms were exercised, there would be additional minimum rental payments aggregating $540,000 for years 2004 through 2010. Future minimum annual lease payments are as follows:

2003	$	154,445
2004		11,990
2005		3,564
2006		3,564
2007		2,970

(7) Net Capital Requirement

The Company, as a registered broker and dealer in securities, is subject to the net capital rule adopted by the Securities and Exchange Commission and administered by the National Association of Securities Dealers, Inc. This rule requires that the Company's "aggregate indebtedness" not exceed 15 times its "net capital," as such terms are defined in Rule 15c3-1. The National Association of Securities Dealers, Inc. may require a broker/dealer to reduce its business activity if its net capital ratio should exceed 12 to 1 and may prohibit a broker/dealer from expanding its business if the ratio exceeds 10 to 1. At December 31, 2002, the Company's net capital ratio was 8 to 1, and its net capital was $494,506 compared with minimum net capital required of $250,000 (resulting in excess net capital of $244,500). Therefore, the Company was free of all of the foregoing restrictions.

(8) Financial Instruments With Off-Balance-Sheet Credit Risk and Concentrations of Credit Risk

The Company has not experienced significant nonperformance by customers or counterparties during 2002.

The Company's business involves the participation in underwriting activities, primarily with public entities in and contiguous to the state of Pennsylvania. As part of this activity, the Company executes commitments to acquire securities as part of the underwriting. Market risk arises should the value of the securities committed to be underwritten by the Company decline before the closing of the transaction. Credit risk is eliminated through a transaction closing at which time funds are exchanged for the underwritten securities.

(Continued)

The Company's customers are located primarily throughout the state of Pennsylvania; accordingly, they are subject to the economic environment of that geographic area. As all transactions with customers are on a cash basis, no accounting loss potential exists on settled transactions.

(9) Financial Instruments

From time to time, the Company enters into forward bond purchase contracts (purchase contracts) with certain municipalities whereby the Company has the option to buy (call) an aggregate principal amount of bonds at a future date at a predetermined price, if the Company chooses to exercise. The Company subsequently writes an option to a third party to purchase the aforementioned bonds and assigns its rights and benefits under the original purchase contract to the third party thereby eliminating the Company's credit and market risk. The terms of both the purchased and written options are identical and the fair value of those contracts are reported net in the Company's financial statements as the legal right of setoff exits. As of December 31, 2002, the Company has three purchase contracts outstanding with a combined notional amount totaling $51,865,000 with coupons ranging from 4.80% to 6.25%. The Company recognized $310,288 in revenue on such contracts during the year.

(10) Subsequent Event

The Company entered into an Asset Purchase Agreement dated February 14, 2003 with J.P. Morgan Securities, Inc. whereby J.P. Morgan Securities, Inc. will purchase certain assets of the Company and hire or otherwise obtain the services of certain employees of the Company. At the closing of the sale, the Company will cease operation of the business promptly, terminate all agreements with customers, and take all such other actions necessary or appropriate to liquidate the Company and wind-up its affairs as promptly as possible. Additionally, an executed letter from the Company agreeing not to compete is required. The Asset Purchase Agreement is subject to all required regulatory approvals and all such approvals shall be in effect as of the closing date.